UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Triumph Bancorp, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

89679E300

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89679E300

1	Name of Reporting Person: I.R.S. Identification Number of Above Person (Entities Only): Triumph Consolidated Cos., LLC 27-2393997
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,416,067
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,416,067
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,416,067(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 7.7%(2)
12	Type of Reporting Person OO – limited liability company

(1)	Includes 1,157,000 shares of common stock and warrants to purchase 259,067 shares of common stock.
(2)	Based on 18,040,072 shares of Common Stock outstanding as reported by the Issuer in its Form 10-Q on November 2, 2015.

Item 1(a).	Name of Issuer. Triumph Bancorp, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices. 12700 Park Central Drive, Suite 1700, Dallas, TX 75251

Item 2(a).	Names of Persons Filing. Triumph Consolidated Cos., LLC

Item 2(b).	Address or Principal Business Office or, if none, Residence. c/o Triumph Bancorp, Inc., 12700 Park Central Drive, Suite 1700, Dallas, TX 75251

Item 2(c).	Citizenship. Texas

Item 2(d).	Title of Class of Securities. Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number. 89679E300

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-3(b) or (c), check whether the person filing is a:

	☒	Not Applicable

(a)	☐	Broker or dealer registered under section 15 of the Act;

(b)	☐	Bank as defined in section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act;

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4.	Ownership:

The information required by Item 4 is set forth in Rows 5-11 of the cover page hereto and is incorporated herein by reference for each such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2016	Triumph Consolidated Cos., LLC

	By:	/s/ Aaron P. Graft
	Name:	Aaron P. Graft
	Title:	President and CEO